WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Net income	$	(380,808)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation expense		6,192
Changes in operating assets and liabilities:		
Accounts receivable		-
Prepaid expenses		1,078
Accounts payable and accrued expenses		3,136
Deferred rent		(2,660)
NET CASH USED BY OPERATING ACTIVITIES		(373,061)
FINANCING ACTIVITY		
Member contributions		313,465
Member distributions		(8,085)
NET CASH USED BY FINANCING ACTIVITIES		305,380
NET CHANGE IN CASH		(67,681)
CASH, BEGINNING OF YEAR		105,648
CASH, END OF YEAR	$	37,967

See accompanying notes to consolidated financial statements.